UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.

STEBEN ALTERNATIVE INVESTMENT FUNDS

(Exact name of Registrant)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg and State of Maryland, on the 4th day of April, 2014.

STEBEN ALTERNATIVE INVESTMENT FUNDS

By: /s/ Kenneth E. Steben

Kenneth E. Steben
Chief Executive Officer

Attest:	/s/ Francine J. Rosenberger

Francine J. Rosenberger

Chief Compliance Officer

and Secretary